CALCULATION OF REGISTRATION FEE
Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Yield Optimization Notes with Contingent Protection Linked to the iShares® FTSE/Xinhua China 25 Index Fund due July 29, 2011	$4,572,268.16	$255.13
(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.
PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158385 Dated July 29, 2009
Yield Optimization Notes with Contingent Protection
Linked to the iShares® FTSE/Xinhua China 25 Index Fund
Enhanced Income Strategies for Equity Investors
HSBC USA Inc. $4,572,268.16 Notes due July 29, 2011

Investment Description

Yield Optimization Notes with Contingent Protection (the "notes") are issued by HSBC USA Inc. (the “Issuer”) with returns linked to the performance of the iShares® FTSE/Xinhua China 25 Index Fund (the "reference security"). The notes pay an enhanced coupon of 10.35% per annum paid monthly and provide either a return of principal or shares of the reference security at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive a share of the reference security at maturity for each note held that is worth less than your principal.  Investors will receive 100% of their initial investment if the final price of the reference security on the final valuation date is greater than or equal to the trigger price.  If the final price of the reference security on the final valuation date is below the trigger price, at maturity, per note, you will receive one share of the reference security (subject to adjustments in the case of certain events described in the accompanying product supplement).  Each note will have a principal amount equal to the closing price of a share of the reference security on the trade date. We will make monthly coupon payments during the term of the notes regardless of the performance of the reference security.  Investing in the notes involves significant risks. You may lose some or all of your investment and will not participate in any appreciation of the value of the reference security from the trade date through the final valuation date. The contingent protection feature applies only if the notes are held to maturity. Any payment on the notes, including any contingent protection feature, is subject to the creditworthiness of the Issuer.  This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.
Features

❑	Income: Regardless of the performance of the reference security, we will pay you enhanced coupons designed to compensate you for the possibility that you could lose some or all of your principal.

❑
Tactical Investment Opportunity:  If you believe the reference security will trend sideways over the term of the notes — neither moving positively by more than the coupon paid on the notes or negatively by more than the amount of contingent protection — the note may provide improved performance compared to a direct investment in the reference security.

❑
Contingent Protection Feature: If you hold the notes to maturity and the reference security does not close below the trigger price on the final valuation date, you will receive 100% of your principal, subject to the creditworthiness of HSBC USA Inc., and you will not participate in any appreciation in the value of the reference security. If you hold the notes to maturity and the reference security closes below the trigger price on the final valuation date, you will receive one share of the reference security for each of your notes, which may be worth less than your principal and may have no value at all.

Key Dates

Trade Date	July 29, 2009
Settlement Date[1]	July 31, 2009
Final Valuation Date[2]	July 25, 2011
Maturity Date[2]	July 29, 2011

1 We expect to deliver each offering of the notes against payment on or about the second business day following the trade date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.
2 Subject to postponement in the event of a market disruption event.

Note Offering

We are offering Yield Optimization Notes with Contingent Protection, which are linked to the performance of the iShares® FTSE/Xinhua China 25 Index Fund.

Reference Security	Coupon Per Annum*	Initial Price of a share of the Reference Security	Trigger Price	CUSIP	ISIN
iShares® FTSE/Xinhua China 25 Index Fund	10.35%	$41.26	$30.95, which is 75.00% of the Initial Price	4042EP487	US4042EP4878
* Paid monthly in arrears in 24 equal installments.

See “Additional Information about HSBC USA Inc. and the Notes” on page 2 of this pricing supplement. The notes offered will have the terms specified in the accompanying base prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009, the accompanying product supplement dated April 9, 2009 and the terms set forth herein.  See “Key Risks” on page 6 of this pricing supplement and the more detailed “Risk Factors” beginning on page PS-3 of the accompanying product supplement and S-3 of the accompanying prospectus supplement for risks related to the notes and the reference security.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement, product supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.
The notes will not be listed on any U.S. securities exchange or quotation system. See “Supplemental Plan of Distribution” on page 11 for the distribution arrangement.
	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$41.26	$1.155	$40.105
Total	$4,572,268.16	$125,023.508	$4,447,244.652

UBS Financial Services Inc.	HSBC USA Inc.

Additional Information about HSBC USA Inc. and the Notes

This pricing supplement relates to one note offering linked to the reference security identified on the cover page.  The reference security described in this pricing supplement is a reference asset as defined in the prospectus supplement, and the notes being offered hereby are “notes” for purposes of the prospectus supplement. As a purchaser of a note, you will acquire an investment instrument linked to the reference security.  Although the note offering relates to the reference security identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference security, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, and the product supplement dated April 9, 2009.  You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 6 of this pricing supplement and in “Risk Factors” beginning on page PS-3 of the product supplement and S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement dated April 9, 2009:
http://www.sec.gov/Archives/edgar/data/83246/000114420409019790/v145830_424b2.htm

♦	Prospectus supplement dated April 9, 2009:
http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

♦	Prospectus dated April 2, 2009:
http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to “HSBC”, “we”, “us” and “our” are to HSBC USA Inc. References to the “prospectus supplement” mean the prospectus supplement dated April 9, 2009, references to the “product supplement” mean the product supplement dated April 9, 2009 and references to “accompanying prospectus” mean the HSBC USA Inc. prospectus, dated April 2, 2009.

All references to “Reverse Convertible Notes” in the accompanying product supplement shall refer to these Yield Optimization Notes with Contingent Protection.  All references to “reference asset” in the accompanying product supplement shall refer to the reference security as defined herein.  All references to “issue date” in the accompanying product supplement shall refer to the settlement date as defined herein.  If the terms of the notes set forth herein are inconsistent with those described in the accompanying product supplement, the terms set forth herein will supersede.

2

Terms

Issuer	HSBC USA Inc. (A1/AA-/AA)[3] (“HSBC”)
Principal Amount	Equal to the initial price (as defined below) of the reference security.
Term	24 months
Trade Date	July 29, 2009
Settlement Date	July 31, 2009
Final Valuation Date	July 25, 2011, subject to adjustment in the event of a market disruption event.
Maturity Date	July 29, 2011, subject to adjustment in the event of a market disruption event.
Reference Security	iShares® FTSE/Xinhua China 25 Index Fund (Ticker: FXI)
Coupon Payment
Coupon paid in arrears in twenty-four equal monthly installments based on the coupon per annum, regardless of the performance of the reference security. The coupon rate per annum is 10.35% of the principal amount. The coupon payment will be calculated on the basis of twelve 30-day months and a 360-day year.

1st Installment through 24th Installment	0.8625% of the principal amount.
Payment at Maturity (per note)
4If the final price of the reference security is greater than or equal to the trigger price, the notes will pay a cash payment on the maturity date (in addition to any coupon payment) equal to 100% of the principal amount.
If the final price is below the trigger price, you will receive one share of the reference security for each Note you then hold.
Each note is not fully principal protected. The reference security you may receive at maturity could be worth less than your principal or may have no value at all.

Initial Price	$41.26, which was the closing price of a share of the reference security on the trade date.
Final Price	The closing price of the reference security on the final valuation date.
Trigger Price	$30.95, which is 75.00% of the initial price.
Closing Price	On any scheduled trading date, the last reported sale price of the reference security on the relevant exchange as determined by the calculation agent.
Calculation Agent	HSBC USA Inc.
CUSIP / ISIN	4042EP487 / US4042EP4878
Deposit and Put Premium
As described in the prospectus supplement under “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 10.35% per annum coupon rate on the notes among interest on the Deposit and Put Premium,  1.40% constitutes interest on the Deposit and 8.95% constitutes Put Premium.

Coupon Payment Dates	See “coupon payment dates” on page 4 herein.

Determining Payment at Maturity

•	If the closing price of the reference security on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.
•	If the closing price of the reference security on the maturity date is greater than the initial price, the shares you receive at maturity will be worth more than the principal amount of your Notes.

Your notes are not principal protected. If the final price is less than the trigger price, you will receive one share of the reference security for each note you own.  In that case, the shares you receive may be worth significantly less than your original investment amount and may have no value at all.
____________________
3 HSBC USA Inc. is rated A1 by Moody’s, AA- by Standard & Poor’s and AA by Fitch Ratings.  A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization.  The Notes themselves have not been independently rated.  Each rating should be evaluated independently of any other rating. However, because the return on the Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the Closing Price, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the Notes.
4 The payment at maturity is provided by HSBC USA Inc. and, therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.
3

Investor Suitability
The notes may be suitable for you if:
♦    You have a moderate to high risk tolerance.
♦    You are willing to receive shares of the reference security at maturity that may be worth less than your principal or may have no value at all.
♦    You believe the price of the reference security is not likely to appreciate by more than the sum of the coupons paid on the notes.
♦    You believe the final price of the reference security is not likely to be less than the trigger price on the final valuation date.
♦    You are willing to make an investment that will be exposed to the downside performance of the reference security in the event that the final price is less than the trigger price on the final valuation date.
♦    You are willing to accept the risk of fluctuations in the market price of the reference security.
♦    You are willing to invest in the notes based on the annual coupon rate of 10.35%.
♦    You are willing to hold the notes to maturity and accept that there may be little or no secondary market for the notes.
♦    You are comfortable with the creditworthiness of HSBC USA Inc., as Issuer of the notes.

The notes may not be suitable for you if:
♦    You seek an investment that is 100% principal protected.
♦    You are not willing to receive shares of the reference security at maturity.
♦    You believe the market price of the reference security is likely to appreciate by more than the sum of the coupons paid on the notes by the final valuation date.
♦    You believe the final price of the reference security will be less than the trigger price.
♦    You are not willing to accept the risks of owning equities in general and the reference security in particular.
♦    You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦    You are unable or unwilling to hold the notes to maturity.
♦    You seek an investment for which there will be an active secondary market.
♦    You are not willing or are unable to assume the credit risk associated with HSBC USA Inc., as Issuer of the notes.

Coupon Payment Dates

Coupons will be paid in arrears in twenty-four equal monthly installments on the coupon payment dates listed below:

August 31, 2009 September 30, 2009 October 30, 2009 November 30, 2009 December 31, 2009 January 29, 2010 February 26, 2010 March 31, 2010 April 30, 2010 May 28, 2010 June 30, 2010 July 30, 2010	August 31, 2010 September 30, 2010 October 29, 2010 November 30, 2010 December 31, 2010 January 31, 2011 February 28, 2011 March 31, 2011 April 29, 2011 May 31, 2011 June 30, 2011 July 29, 2011

What are the Tax Consequences of the Notes?

The U.S. federal income tax consequences of your investment in the notes are uncertain.  Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement.  The following discussion supplements the discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement.  Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our counsel in this transaction is Sidley Austin llp.

The U.S. federal income tax consequences of your investment in the notes are complex and uncertain.  By purchasing a note, you and we hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a note for all tax purposes as an investment unit consisting of a non-contingent debt instrument (the “Deposit”) and a put option contract (the “Put Option”) in respect of the reference security, and the balance of this summary assumes that the notes will be so treated.  The terms of the notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your notes for U.S. federal income tax purposes as consisting of two components:

Deposit component — Because the notes have a term greater than one year, amounts treated as interest on the Deposit would be includible in income by you in accordance with your regular method of accounting for U.S. federal income tax purposes.

Put Option component — The Put Option component would generally not be taxed until sale or maturity.  At maturity, the Put Option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any reference security you receive (or are deemed to receive if the cash equivalent is paid).

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

Reference Security	Coupon per Annum	Interest on Deposit Component per Annum	Put Option Component per Annum
Common stock of iShares FTSE/Xinhua China 25 Index	10.35%	1.40%	8.95%

Upon a sale or exchange of your notes, you would be required to apportion the value of the amount you receive between the Deposit and the Put Option on the basis of the relative fair market values thereof on the date of such sale or exchange.  Except to the extent such gain or loss is attributable to accrued and unpaid interest with respect to the Deposit, any gain or loss recognized with respect to the Deposit would be capital gain or loss (and such gain or loss would be long-term capital gain or loss to the extent that you have held the note for more than one year) and any gain or loss recognized with respect to the Put Option would be treated as short-term capital gain or loss, as more fully described in the “Certain U.S. Federal Income Tax Considerations” section on page S-39 of the accompanying prospectus supplement.

In the opinion of our counsel, Sidley Austin llp, it would be reasonable to treat your notes as described above.  However, in light of the uncertainty as to the U.S. federal income tax treatment, it is possible that your notes could be treated as a single contingent payment debt instrument subject to special U.S. Treasury Regulations governing contingent payment debt instruments.  If the notes are so treated, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent payment debt instrument with that projected payment schedule.  This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with other terms and conditions similar to the notes and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield.  These rules would generally have the effect of (i) treating each payment of stated interest on your notes in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your notes.  It is also possible that pursuant to some other characterization, the timing and character of your income from the notes could differ materially from the treatment described above.  Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the notes.  Please read the discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement for a more detailed description of the tax treatment of your notes.

In addition, the Internal Revenue Service has recently released a Notice that may affect the taxation of holders of the notes.  According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes.  In addition, in 2007, legislation was proposed in Congress that would have required the holders of certain prepaid forward contracts to accrue income during the term of the transaction.  It is not clear whether the Notice applies to instruments such as the notes.  Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the notes.  Except to the extent otherwise required by law, we intend to treat your notes for U.S. federal income tax purposes in accordance with the treatment described above and in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement and consult your tax advisor.

Key Risks

An investment in the notes involves significant risks. Some of the risks that apply to the notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the notes generally in the “Risk Factors” section of the accompanying prospectus supplement and product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

♦
Risk of Loss of Contingent Protection — Your principal will be protected only if the final price of the reference security is not below the trigger price on the final valuation date and the notes are held to maturity. If the final price of the reference security is below the trigger price on the final valuation date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the reference security. Greater expected volatility with respect to the reference security reflects a higher expectation as of the trade date that the reference security could close below the trigger price on the final valuation date. This greater expected risk will generally be reflected in a higher coupon payable on the notes. The reference security’s volatility, however, can change significantly over the term of the notes. The price of the reference security could fall sharply, which could result in a significant loss of principal.

♦
The amount you receive on the Notes at maturity will exceed their stated principal amount only in a limited circumstance — Even though you will be subject to the risk of a decline in the price of the reference security, you will generally not participate in any appreciation in the price of the reference security. Your return on the notes will only exceed the coupon payable on the notes in the unlikely event (1) the final price of a share of the reference security is less than the trigger price on the final valuation date (and, therefore, you receive a share of the reference security instead of cash at maturity) and (2) the market price of a share of the reference security at maturity is greater than the initial price.  At minimum, this circumstance would require the value of a share of a reference security to appreciate by at least 25.00% from the final valuation date to the maturity date (a period of approximately four days), depending on the price of the reference security on the final valuation date.

♦
Credit of Issuer — The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any contingent principal protection at maturity, depends on the ability of the Issuer to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event the Issuer were to default on its obligations, you may not receive the contingent principal protection or any other amounts owed to you under the terms of the notes.

♦
No Assurances of a Flat or Bullish Environment — If you hold your notes to maturity and the final price of the reference security is above the trigger price, you will receive 100% of your initial investment.  We cannot, however, assure you of the economic environment during the term or at maturity of your notes.

♦
The Securities are Subject to Emerging Markets Risk — The reference security seeks to track the performance of the FTSE/Xinhua China 25 Index, which includes stocks that have been issued by companies incorporated in the People’s Republic of China and/or owned by the Chinese government. Investments in securities linked directly or indirectly to emerging market equity securities, such as the FTSE/Xinhua China 25 Index and the reference security involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Stock prices of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies’ value. These factors could include changes in the emerging market government’s economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the securities are highly susceptible, before making a decision to invest in the securities.

♦
Exchange Rate Risk — Because the reference security will invest in stocks denominated in the currencies other than the U.S. dollar, changes in currency exchange rates may negatively impact the reference security’s returns. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, the reference security’s exposure to exchange rate risk may result in reduced returns to the reference security.

♦
Single ETF risk — The price of the reference security can rise or fall sharply due to factors specific to the reference security, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments, and other events affecting the companies whose stocks make up the components of the reference security, and by general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

♦
Index Tracking Risk — While the reference security is designed and intended to track the level of the FTSE/Xinhua China 25 Index (the “underlying index”), various factors, including fees and other transaction costs, will prevent the reference security from correlating exactly with changes in the level of the underlying index. Accordingly, the performance of the reference security will not be equal to the performance of the underlying index during the term of the securities.

♦	The Reference Security and the Underlying Index are Different — The performance of the reference security may not exactly replicate the performance of the underlying index, because the reference security will reflect transaction costs and fees that are not included in the calculation of the underlying index. It is also possible that the reference security may not fully replicate or may in certain circumstances diverge significantly from the performance of the underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. The reference security may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the underlying index and in managing cash flows.

♦
We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the Underlying Index — We are not affiliated with any of the companies whose stock is represented in the underlying index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks comprising the underlying index or your securities. None of the money you pay us will go to any of the companies represented in the underlying index, and none of those companies will be involved in the offering of the securities in any way. Those companies will have no obligation to consider your interests as a holder of the securities in taking any corporate actions that might affect the value of your securities.

♦
Lack of Liquidity — The notes will not be listed on any securities exchange or quotation system. One of our affiliates intends to offer to purchase the notes in the secondary market but is not required to do so and may cease any such market making activities at any time. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the notes and you may, therefore, have to sell your notes at a significant discount.  Investors must therefore be willing to hold the notes to maturity.

♦
Impact of Fees on Secondary Market Prices — Generally, the price of the notes in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the notes.

♦
Owning the Notes is Not the Same as Owning the Reference Security — The return on your notes may not reflect the return you would realize if you actually owned the reference security.  As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of reference security would have.  Furthermore, the reference security may appreciate substantially during the term of your notes and you will not participate in such appreciation except in the unlikely circumstances where the final price of the reference security is below the trigger price on the final valuation date and the market price of the reference security on the maturity date is greater than the initial price.

♦
Potentially Inconsistent Research, Opinions or Recommendations — HSBC USA Inc., UBS Financial Services Inc., and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the notes; and which may be revised at any time.  Any such research, opinions or recommendations could affect the price of the reference security, and therefore, the market value of the notes.

♦
Potential Issuer Impact on Price — Trading or transactions by the Issuer or its affiliates in the reference security or in futures, options, exchange-traded funds or other derivative products on the reference security, may adversely affect the market value of the reference security, and, therefore, the market value of your notes.

♦
Potential Conflict of Interest — The Issuer and its affiliates may engage in business with the issuer of the reference security, which may present a conflict between the obligations of the Issuer and you, as a holder of the notes.  The calculation agent, who is the Issuer, will determine the payment at maturity based on the final price.  The calculation agent can postpone the determination of the final price of the reference security or the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦
Price Prior to Maturity — The market price of the notes will be influenced by many unpredictable factors including the closing price of the reference security over the term of the notes, volatilities, dividends, the time remaining to maturity of the notes, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of the Issuer.

♦
The Notes are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction — The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

♦
There is Limited Anti-dilution Protection — The calculation agent will adjust the final price, for certain events affecting the shares of the reference asset, such as stock splits and corporate actions which may affect the payment at maturity. The calculation agent is not required to make an adjustment for every corporate action which affects the shares of the reference asset. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the reference asset, the market price of the notes and the payment at maturity may be materially and adversely affected. See the “Adjustments” section on page PS-11 of the accompanying product supplement.

♦
In Some Circumstances, the Payment You Receive on the Notes May be Based on the Shares of Another Reference Security Issuer and Not the Reference Security — Following certain corporate events relating to the respective issuer of the reference security where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the shares of a successor to the respective reference security issuer or any cash or any other assets distributed to holders of the reference security in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. For more information, see the section “Specific Terms of the Notes — Merger Event and Tender Offer” beginning on page PS-8 of the accompanying product supplement.  Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to your principal amount unless the final price of the reference security is below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events).

Hypothetical Examples

The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the reference security relative to its initial price. We cannot predict the final price of the reference security. You should not take these examples as an indication or assurance of the expected performance of the reference security.  The numbers appearing in the examples and table below have been rounded for ease of analysis. The following examples and table illustrate the payment at maturity per note on a hypothetical offering of the notes, based on the following assumptions:

Term: Coupon per annum*: Initial price of the reference security: Trigger price: Principal amount: Dividend yield on the reference security**:	24 months 10.35% (or $0.3559 per monthly period) $41.26 per share $30.95 (75.00% of the initial price) $41.26 per note (set equal to the initial price) 2.00%
*	Coupon payment will be paid in arrears in monthly installments during the term of the note on an unadjusted basis.
** Dividend yield assumed received by holders of the reference security during the term of the notes. Holders of the notes will not be entitled to any dividend payments made on the reference security.

Scenario #1: The final price of the reference security is not below the trigger price of $30.95.

Since the final price of the reference security is not below the trigger price of $30.95, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the notes. This investment would outperform an investment in the reference security if the price appreciation of the reference security (plus dividends, if any) is less than 20.70%.

If the closing price of the reference security on the final valuation date is $41.26 (no change in the price of the reference security):

Payment at Maturity: Coupons: Total: Total Return on the notes:	$41.26 $ 8.54 $49.80 20.70%	($0.3559 × 24 = $8.54)

In this example, the total return on the notes is 20.70% while the total return on the reference security is 2.00% (including dividends).

If the closing price of the reference security on the final valuation date is $53.64 (an increase of 30%):

Payment at Maturity: Coupons: Total: Total Return on the notes:	$41.26 $ 8.54 $49.80 20.70%	($0.3559 × 24 = $8.54)

In this example, the total return on the notes is 20.70% while the total return on the reference security is 32.00% (including dividends).

If the closing price of the reference security on the final valuation date is $35.07 (a decline of 15%):

Payment at Maturity: Coupons: Total: Total Return on the notes:	$41.26 $ 8.54 $49.80 20.70%	($0.3559 × 24 = $8.54)

In this example, the total return on the notes is 20.70% while the total return on the stock is a loss of 13.00% (including dividends).

Scenario #2: The final price of the reference security is below the trigger price of $30.95.

Since the final price of the reference security is below the trigger price of $30.95, you will receive at maturity one share of the reference security for every note you hold. The value received at maturity and the total return on the notes at that time depends on the closing price of the reference security on the maturity date.

If the closing price of the reference security on the maturity date is $20.63 (a decline of 50%):

Value of share received: Coupons: Total: Total Return on the notes:	$20.63 $ 8.54 $29.17 -29.30%	($0.3559 × 24 = $8.54)

In this example, the total return on the notes is a loss of 29.30% while the total return on the reference security is a loss of 48.00% (including dividends).

If the closing price of the reference security on the maturity date is $35.07 (a decline of 15%):

Value of share received: Coupons: Total: Total Return on the notes:	$35.07 $ 8.54 $43.61 5.70%	($0.3559 × 24 = $8.54)

In this example, the total return on the notes is 5.70% while the total return on the reference security is a loss of 13.00% (including dividends).

Reference Security			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Price(3)	Stock Price Return	Total Return at Maturity(4)	Total Payment at Maturity	Total Return at Maturity(5)	Total Payment at Maturity(6)	Total Return at Maturity(7)
$61.89	50.00%	52.00%	$49.80	20.70%	$70.43	70.70%
$59.83	45.00%	47.00%	$49.80	20.70%	$68.37	65.70%
$57.76	40.00%	42.00%	$49.80	20.70%	$66.30	60.70%
$55.70	35.00%	37.00%	$49.80	20.70%	$64.24	55.70%
$53.64	30.00%	32.00%	$49.80	20.70%	$62.18	50.70%
$51.58	25.00%	27.00%	$49.80	20.70%	$60.12	45.70%
$49.51	20.00%	22.00%	$49.80	20.70%	$58.05	40.70%
$47.45	15.00%	17.00%	$49.80	20.70%	$55.99	35.70%
$45.39	10.00%	12.00%	$49.80	20.70%	$53.93	30.70%
$43.32	5.00%	7.00%	$49.80	20.70%	$51.86	25.70%
$41.26	0.00%	2.00%	$49.80	20.70%	$49.80	20.70%
$39.20	-5.00%	-3.00%	$49.80	20.70%	$47.74	15.70%
$37.13	-10.00%	-8.00%	$49.80	20.70%	$45.67	10.70%
$35.07	-15.00%	-13.00%	$49.80	20.70%	$43.61	5.70%
$33.01	-20.00%	-18.00%	$49.80	20.70%	$41.55	0.70%
$30.95	-25.00%	-23.00%	$49.80	20.70%	$39.49	-4.30%
$28.88	-30.00%	-28.00%	N/A	N/A	$37.42	-9.30%
$26.82	-35.00%	-33.00%	N/A	N/A	$35.36	-14.30%
$24.76	-40.00%	-38.00%	N/A	N/A	$33.30	-19.30%
$22.69	-45.00%	-43.00%	N/A	N/A	$31.23	-24.30%
$20.63	-50.00%	-48.00%	N/A	N/A	$29.17	-29.30%
(1)	A trigger event does not occur if the final price of the reference security is not below the trigger price.
(2)	A trigger event occurs if the final price of the reference security is below the trigger price.
(3)
The final price is as of the final valuation date if the final price of the reference security is not below the trigger price. If the final price of the reference security is below the trigger price, the final price is as of the maturity date.

(4)	The total return at maturity on the reference security includes a 2% cash dividend payment.
(5)	The total return at maturity on the notes includes coupon payments.
(6)	Payment will consist, in part, of reference security valued as of the maturity date.
(7)
If a trigger event occurs, the total return at maturity will only be positive in the event that the market price of the reference security on the maturity date is substantially greater than the final price of such reference security on the final valuation date. Such an increase in price is not likely to occur.

The iShares® FTSE/Xinhua China 25 Index Fund

This offering is not an offer to sell and it is not an offer to buy the reference security.  All disclosures contained in this document regarding the reference security are derived from publicly available information.  Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference security contained in this document.  You should make your own investigation into the reference security.

We have derived all information contained in this pricing supplement regarding the iShares® FTSE/Xinhua China 25 Index Fund (“FXI”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. (“iShares”), iShares Trust, Barclays Global Investors, N.A. (“BGI”), and Barclays Global Fund Advisors (“BGFA”). The FXI is an investment portfolio maintained and managed by iShares. BGFA is the investment advisor to the FXI. The FXI is an exchange traded fund (“ETF”) that trades on the NYSE under the ticker symbol “FXI.”

 iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the FXI. Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares , BGFA, the FXI, please see the Prospectus, dated December 1, 2008. In addition, information about iShares and the FXI may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares website at www.ishares.com. Information contained in the iShares website is not incorporated by reference in, and should not be considered a part of this pricing supplement or any pricing supplement.

Investment Objective and Strategy

The FXI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of 25 of the largest and most liquid Chinese companies that publicly trade on the HKSE and are available to international investors, as measured by the FTSE/Xinhua China 25 Index.

 The FXI uses a representative sampling strategy to track the FTSE/Xinhua China 25 Index, which is the underlying index of FXI. In addition, in order to improve its portfolio liquidity and its ability to track the FTSE/Xinhua China 25 Index, the FXI may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the FTSE/Xinhua China 25 Index as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates.

Representative Sampling

The FXI pursues a “representative sampling” strategy in attempting to track the performance of the FTSE/Xinhua China 25 Index, and generally does not hold all of the equity securities included in the FTSE/Xinhua China 25 Index. The FXI invests in a representative sample of securities in the FTSE/Xinhua China 25 Index, which have a similar investment profile as the FTSE/Xinhua China 25 Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the FTSE/Xinhua China 25 Index.

Correlation

The FTSE/Xinhua China 25 Index is a theoretical financial calculation, while the FXI is an actual investment portfolio. The performance of the FXI and the FTSE/Xinhua China 25 Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. BGFA expects that, over time, the correlation between a Fund’s performance and that of its underlying index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The FXI, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the FTSE/Xinhua China 25 Index.

Industry Concentration Policy

The FXI will concentrate its investments to approximately the same extent that the FTSE/Xinhua China 25 Index concentrates in a particular industry or group of industries.

Historical Prices of the Reference Security

The graph below illustrates the performance of the reference security from 12/13/04 to 7/29/09 as reported on the Bloomberg Professional® service. The historical prices of the reference security should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
10/1/2004	12/31/2004	$18.59	$17.90	$18.43
1/3/2005	3/31/2005	$19.33	$17.33	$18.22
4/1/2005	6/30/2005	$19.16	$17.57	$19.05
7/1/2005	9/30/2005	$21.96	$18.83	$21.39
10/3/2005	12/30/2005	$21.53	$18.79	$20.51
1/3/2006	3/31/2006	$25.00	$20.80	$24.71
4/3/2006	6/30/2006	$27.96	$21.74	$25.57
7/3/2006	9/29/2006	$27.38	$24.37	$27.05
10/2/2006	12/29/2006	$37.63	$26.99	$37.10
1/3/2007	3/30/2007	$39.35	$30.09	$34.15
4/2/2007	6/29/2007	$43.45	$34.47	$42.91
7/2/2007	9/28/2007	$61.17	$37.07	$60.16
10/1/2007	12/31/2007	$73.18	$53.75	$56.82
1/2/2008	3/31/2008	$60.02	$39.95	$45.05
4/1/2008	6/30/2008	$54.99	$43.00	$43.83
7/1/2008	9/30/2008	$47.74	$30.45	$34.47
10/1/2008	12/31/2008	$34.58	$19.35	$29.18
1/2/2009	3/31/2009	$32.19	$22.70	$28.52
4/1/2009	6/30/2009	$40.76	$28.27	$38.37
7/1/2009*	7/29/2009*	$42.95	$35.73	$41.26
* As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through July 29, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The closing price of the reference security on July 29, 2009 was $41.26.

Supplemental Plan of Distribution

We have agreed to sell to UBS Financial Services Inc. (the “Agent”), and the Agent has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the notes in the secondary market, but is not required to do so.  We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.